Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total Sells Interests in Gaz de Strasbourg and Gaz de Bordeaux
Paris – April 26, 2006 — Total has signed two agreements to sell to Caisse des Dépôts et Consignations its 25% interest in Gaz de Strasbourg and its 16% interest in La Société du Gaz de Bordeaux, two local distribution companies that serve manufacturers and consumers in the municipalities of Strasbourg and Bordeaux. Finalisation of these transactions is subject to the exercise of any applicable approval and pre-emptive rights.
Total produces, transports and markets natural gas, both on a wholesale basis and directly to industrial and commercial customers. Following the separation of Total and Gaz de France’s cross-shareholdings in their joint transmission and marketing subsidiaries, the sale of these assets, which are not strategic to Total’s local gas operations, further clarifies and aligns the Group’s positions in France, where it is a key operator.
Total’s French transmission and storage operations are now consolidated in a Total subsidiary “Total Infrastructures Gaz France” (TIGF), which operates a 4,905 kilometre network of pipelines and two underground storage facilities with a combined capacity of 2.4 billion cubic metres, representing around 22% of total French capacity. In 2005, Total sold 7.4 billion cubic metres of gas in France through its newly established subsidiary, Total Energie Gaz (TEGAZ).
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com